Exhibit (a)(5)(O)

Dear Employees,

As you know, on November 5, 2013, Mindspeed Technologies, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with M/A-COM Technology Solutions Holdings, Inc. (“MACOM”) and Micro Merger Sub, Inc., a wholly-owned subsidiary of MACOM (“Purchaser”). In accordance with the terms of the Merger Agreement, on November 19, 2013, Purchaser launched a cash tender offer (the “Offer”) to purchase all of the Company’s issued and outstanding common stock (“Shares”). Following the expiration of the Offer, Purchaser will merge with and into the Company, which, if completed, will result in the Company becoming a wholly-owned subsidiary of MACOM (the “Merger”). The following questions and answers are meant to answer some of the questions you may have about the Offer and the Merger.

Terms that are not defined in these questions and answers have the same meaning as such terms are defined in the Offer to Purchase filed by MACOM and Purchaser with the Securities and Exchange Commission (“SEC”) on November 19, 2013 (as amended and supplemented, the “Offer to Purchase”).

Additional Information and Where to Find It

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the tender offer by Purchaser and MACOM, or otherwise. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the Offer to Purchase, the letter of transmittal and other documents relating to the tender offer) which has been filed with the SEC by MACOM and Purchaser. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. You are advised to read these documents, any amendments to these documents and any other documents relating to the Offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the offer. You may obtain copies of these documents (and all other offer documents filed with the SEC) at no charge on the SEC’s website at www.sec.gov.

Tendering Shares in the Offer

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on December 17, 2013 (which is the end of the day on December 17, 2013) (the “Expiration Date,” unless we extend the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire) to tender you Shares in the Offer. However, if you hold your Shares in a Fidelity Investments (Fidelity) brokerage account, please see the next question for additional timing restrictions.

If I want to participate in the Offer, how do I tender the Shares that I already own?

To tender your Shares, you must deliver the certificates representing your Shares, together with a properly completed and duly completed Letter of Transmittal (or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase — “Procedures for Accepting the Offer and Tendering Shares — Valid Tender of Shares”) in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A. (the “Depositary”) prior to the Expiration Date. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by such nominee through the Depositary. If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may still participate in the Offer by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within three NASDAQ Stock Market, LLC (“NASDAQ”) trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 of the Offer to Purchase — “Procedures for Accepting the Offer and Tendering Shares.” Georgeson Inc., the information agent for the Offer, may be contacted toll free at (866) 647-8872 for questions or additional information regarding the Offer.

If you hold your Shares in a Fidelity Investments (Fidelity) brokerage account and would like to tender your Shares in the Offer, you must call Fidelity at 1-800-544-6666 with your instructions by December 16, 2013. Any instructions received after that time will be processed by Fidelity on a “best efforts” basis only. The reply by date may be subject to change depending on country of issue. Non-U.S. securities may have an earlier reply by date. Please contact Fidelity to verify.

If I want to participate in the Offer, how do I tender Shares that I purchased through the Employee Stock Purchase Plan?

If you want to participate in the Offer and own Shares that you purchased through the Employee Stock Purchase Plan, please follow the steps discussed above in “If I want to participate in the Offer, how do I tender the Shares that I already own?”.

If I want to participate in the Offer, how do I tender Shares that I purchased through the exercise of Company stock options or received through the vesting of Company restricted stock or restricted stock unit awards?

If you want to participate in the Offer and own Shares that you purchased through the exercise of Company stock options or received through the vesting of Company restricted stock or restricted stock unit awards, please follow the steps discussed above in “If I want to participate in the Offer, how do I tender the Shares that I already own?”.

Shares Not Tendered in the Offer

What happens to my Shares if I don’t tender them in the Offer?

Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, MACOM, Purchaser and the Company will consummate the Merger as soon as practicable. If the Merger is consummated, then stockholders who did not tender their Shares into the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares into the Offer (i.e., the Offer Price of $5.05 per Share), subject to any appraisal rights properly exercised by such stockholders in accordance with Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares into the Offer and not tendering your Shares into the Offer would be that, if you tender your Shares, you may be paid earlier and no appraisal rights will be available. No interest will be paid for Shares acquired in the Merger.

Receipt of Proceeds

If I tender my Shares in the Offer, when will I receive payment for my Shares?

If the conditions to the Offer as set forth in Section 15 of the Offer to Purchase — “Conditions to the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, you will be entitled to promptly receive (in any event within three business days after Purchaser’s acceptance of such Shares) an amount equal to the number of Shares you tendered into the Offer multiplied by the Offer Price of $5.05, net to you in cash, without interest, less any applicable withholding taxes. Purchaser will pay for your validly tendered and not properly withdrawn Shares by depositing the aggregate Offer Price therefor with the Depositary, which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or a confirmation of a book-entry transfer of such Shares as described in Section 3 of the Offer to Purchase — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer,” (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal and (iii) any other required documents for such Shares. See Section 1 of the Offer to Purchase — “Terms of the Offer” and Section 2 of the Offer to Purchase — “Acceptance for Payment and Payment for Shares.”

If I don’t tender my Shares in the Offer and my Shares are cancelled in connection with the Merger, when will I receive payment for my Shares?

If the Merger is consummated, then stockholders who did not tender their Shares into the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares into the Offer (i.e., $5.05 per Share), subject to any appraisal rights properly exercised by such stockholders in accordance with Delaware law. Payment for such shares will be made after the consummation of the Merger. We currently expect to complete the Merger the next business day after the Expiration Date, which, in the event no subsequent offering period occurs either as required by law or as permitted by the Merger Agreement, would be December 18, 2013. However, this is only our expectation and no guarantees can be, or are being, made as to the timeframe within which the Merger will be consummated.

Shares Owned Through the Retirement Savings Plan

If I want to participate in the Offer, how do I tender Shares that I own through the Company Retirement Savings Plan?

If you would like to tender Shares credited to your account under the Company Retirement Savings Plan, you will need to instruct Fidelity to tender your Shares. Please see the letter from Fidelity dated November 21, 2013, for additional instructions on how to tender your Shares. If you need additional information concerning the procedures to tender your Shares, please contact Fidelity at 1-800-835-5098.

If I do not direct Fidelity to tender my Shares held in the Retirement Savings Plan, what happens to my Shares?

If you do not direct Fidelity to tender Shares credited to your account under the Company’s Retirement Savings Plan and the Merger occurs, your Shares will be cancelled in exchange for $5.05 per Share in cash, without interest and Fidelity will invest the resulting proceeds in a specified fund. Please see the letter from Fidelity dated November 21, 2013 for additional information.

Company Stock Options

Can I tender my vested stock options in the Offer?

No, vested stock options may not be tendered in the Offer. If you wish to tender Shares underlying your vested stock options, you must first exercise the options (to the extent exercisable) in accordance with their terms and tender the Shares as part of the Offer (see “If I want to participate in the Offer, how do I tender the Shares that I already own?”).

How will my outstanding stock options be treated in connection with the Merger?

At the effective time of the Merger (the “Effective Time”), each outstanding Company stock option (whether vested or unvested) will be assumed by MACOM (the “Assumed Options”). Each Assumed Option will continue to have, and be subject to, the same terms and conditions (including vesting schedule, expiration date, exercise provisions and transfer restrictions) set forth in the applicable equity plan under which it was granted and any option or other agreement between you and the Company except that the Assumed Options will become options to purchase shares of MACOM common stock rather than options to purchase shares of Company common stock and the number of shares of MACOM common stock subject to each Assumed Option and the exercise price of each Assumed Option will be adjusted as described below.

How many shares of MACOM common stock will be subject to my Assumed Options?

Each Assumed Option will be exercisable for that number of whole shares of MACOM common stock equal to the product of (A) the number of Shares that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by (B) the Equity Exchange Ratio (as described below), with the resulting number rounded down to the nearest whole number of shares of MACOM common stock. See below for an example of this calculation.

What will be the new exercise price of my Assumed Options?

The per share exercise price for the shares of MACOM common stock issuable upon exercise of each Assumed Option will be equal to the quotient of (A) the exercise price per Share at which the option was exercisable immediately prior to the Effective Time divided by (B) the Equity Exchange Ratio, with the resulting exercise price per share rounded up to the nearest whole cent. See below for an example of this calculation.

What is the Equity Exchange Ratio?

For purposes of determining the number of shares of MACOM common stock subject to, and the new exercise price of, the Assumed Options, the “Equity Exchange Ratio” will equal $5.05 per Share divided by the average of the closing prices of MACOM common stock as reported on NASDAQ for the ten trading days ending five trading days prior to the closing date of the Merger. Because the Equity Exchange Ratio will depend upon the average closing prices of MACOM common stock on the relevant dates, the exact number of shares of MACOM common stock that will be subject to your Assumed Options and the exact per share exercise price of your Assumed Options cannot be determined at this time.

Can you give me an example using a hypothetical Equity Exchange Ratio?

For purposes of example only, assume you hold an outstanding Company option to purchase 500 Shares with an exercise price of $3.00 per share. Further, assume the Equity Exchange Ratio is .3344. At the Effective Time, you will have an Assumed Option to purchase 167 shares of MACOM common stock (500 multiplied by .3344, with the resulting number rounded down to the nearest whole number of shares of MACOM common stock) with an exercise price of $8.98 ($3.00 divided by .3344, with the resulting exercise price per share rounded up to the nearest whole cent).

What happens to my Assumed Options if my employment terminates?

If your employment with the Company or MACOM terminates, and subject to any separate agreements you have with the Company or MACOM, your individual option agreement with the Company will govern your options (including with respect to any post-termination exercise periods). Please review your option agreement carefully.

Company Restricted Stock and Restricted Stock Units

What happens to my unvested restricted stock and restricted stock units in connection with the Merger?

At the Effective Time, each outstanding award of restricted stock or restricted stock units will be assumed by MACOM (each an “Assumed Equity Award”). Each Assumed Equity Award will continue to have, and be subject to, the same terms and conditions (including vesting and forfeiture terms) set forth in the applicable equity plan under which it was granted and any restricted stock or restricted stock unit agreement between you and the Company, except that the Assumed Equity Awards will become awards covering shares of MACOM common stock rather than covering shares of Company common stock and the number of shares of MACOM common stock subject to each Assumed Equity Award will be adjusted as described below.

How many shares of MACOM common stock will be subject to my Assumed Equity Award?

Each Assumed Equity Award will be converted into the right to receive that number of whole shares of MACOM common stock equal to the product of (A) the number of Shares underlying the Assumed Equity Award immediately prior to the Effective Time multiplied by (B) the Equity Exchange Ratio (as described above), with the resulting number rounded down to the nearest whole number of shares of MACOM common stock. See below for an example of this calculation.

Can you give me an example using a hypothetical Equity Exchange Ratio?

For purposes of example only, assume you hold unvested restricted stock or restricted stock unit award covering 500 Shares. Further, assume the Equity Exchange Ratio is .3344. At the Effective Time, you will have an Assumed Equity Award covering 167 shares of MACOM common stock (500 multiplied by .3344, with the resulting number rounded down to the nearest whole number of shares of MACOM common stock).

What happens to my Assumed Equity Award if my employment terminates?

If your employment with the Company or MACOM terminates and subject to any separate agreements you have with the Company or MACOM, your individual restricted stock or restricted stock unit agreement with the Company will govern your restricted stock or restricted stock units, as applicable. Please review your restricted stock or restricted stock unit agreement carefully.

Employee Stock Purchase Plan

What is happening to the Employee Stock Purchase Plan in connection with the Merger?

No new offering periods commenced under the Employee Stock Purchase Plan after the date of the Merger Agreement (November 5, 2013), and the Employee Stock Purchase Plan will terminate as of the Effective Time.

Other Equity Awards

What if I hold a wireless retention award?

If you hold a wireless retention award granted pursuant to the Company’s 2013 Equity Incentive Plan, any unvested portion of the award will fully vest upon the completion of the Offer (subject to your continued employment as of such date). Upon the completion of the Merger, such Shares will be cancelled in exchange for $5.05 per Share in cash, without interest and less any applicable withholding taxes.

Continuing Employees

What benefits will I receive following the Merger?

For U.S. employees only, following the Closing Date and through December 31, 2014 (or earlier if your employment terminates), MACOM or the surviving corporation (or any of their subsidiaries or affiliates), will provide Company employees who continue their employment with MACOM or the surviving corporation (or any subsidiary) with health and welfare benefits that are not substantially less favorable, in the aggregate, than the health and welfare benefits provided to such employees immediately prior to the Effective Time under the Company’s benefit plans, or, in MACOM’s sole discretion, the health and welfare benefits provided by MACOM to similarly situated employees of MACOM.

Key Dates

What are the key deadlines for the Offer?

The following are the key deadlines for the Offer, each of which is subject to change should a subsequent offering period take place, either as required by law or as permitted by the Merger Agreement:

Expected Final Day to Direct Fidelity to Tender Shares Held in the Retirement Savings Plan
December 11, 2013

Deadline to Direct Fidelity to Tender Shares Held in your Fidelity Brokerage Account
December 16, 2013

Expected Expiration Date of the Offer
December 17, 2013